Exhibit (d)(25)

CALAMOS INVESTMENT TRUST

ORGANIZATIONAL EXPENSES AGREEMENT

CALAMOS INVESTMENT TRUST, a Massachusetts business trust (the “Trust”), and CALAMOS ADVISORS LLC, a Delaware limited liability company (“CALAMOS ADVISORS”), in consideration for the engagement by CALAMOS ADVISORS as the investment adviser for the series of the Trust designated Calamos Dividend Growth Fund and Calamos Mid Cap Growth Fund (the “New Funds”) pursuant to a separate agreement, agree as follows:

1. Advancement of Expenses. CALAMOS ADVISORS shall pay all of the New Funds’ organizational expenses, including but not limited to initial registration fees and fees for services rendered prior to commencement of the initial public offering of shares.

2. Reimbursement of Expenses. The New Funds shall reimburse CALAMOS ADVISORS for such expenses advanced on the New Funds’ behalf upon receiving a request from CALAMOS ADVISORS seeking reimbursement.

3. Obligation of the Trust. This agreement is executed by an officer of the Trust on the Trust’s behalf and not individually. The obligations of this agreement with respect to the New Funds are binding only upon the New Funds’ assets and property and not upon the Trust’s trustees, officers or shareholders individually. The Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the Commonwealth of Massachusetts.

Dated: June 21, 2013

CALAMOS INVESTMENT TRUST		CALAMOS ADVISORS LLC

By	/s/ J. Christopher Jackson	By	/s/ Nimish S. Bhatt
Name:	J. Christopher Jackson	Name:	Nimish S. Bhatt
Title:	Secretary	Title:	Senior Vice President, Chief Financial Officer and Head of Fund Administration